Exhibit 99.1

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada www.cascades.com

CASCADES ANNOUNCES THE SALE OF

ITS FINE PAPERS ACTIVITIES

Kingsey Falls, QC, July 1st, 2014 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces that it has reached an agreement with Rolland Enterprises Inc., a subsidiary of H.I.G. Capital for the sale of its fine papers activities for $39.5 million.

The units covered by this transaction are:

•	Rolland Division, an uncoated fine papers and security papers plant located in Saint-Jérôme. Founded in 1882, it was acquired by Cascades in 1992.

•	CTC Converting Centre, a fine papers processing and distribution plant built in 1998, also located in Saint-Jérôme.

•	Fibres Breakey, a de-inked bleached kraft pulp manufacturing plant located in Sainte-Hélène-de-Breakeyville. It was founded in 1985.

The three units employ some 425 workers and will now operate under a new company name—Rolland Enterprises Inc. The current management team will remain in place in order to ensure an orderly transition. In accordance with the terms of the transaction, Cascades will continue to work with the new owner for the procurement of waste paper, and to ensure a smooth transfer of ownership for employees, customers and suppliers.

“Despite the positive contribution of these units to Cascades’ results, we have adopted a strategic orientation emphasizing growth in the packaging, tissue papers and recovery sectors. The decision announced today will allow us to reduce debt and further focus our resources in these strategic sectors,” emphasized Cascades President and CEO Mario Plourde.

“Cascades has found in H.I.G. Capital a purchaser willing to maintain the operations and ensure the development of the units,” stated Luc Langevin, President and COO of Cascades Specialty Products Group. “It is not without regret that we part with these business units, however, given our stated strategic orientation, we believe this transaction will allow them to better pursue their development initiatives and thereby continue to promote the Rolland brand all around the world. For its part, the Specialty Products Group of Cascades will continue to concentrate its development in the industrial and consumer packaging products sectors as well as in recycling.”

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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